SEI Investments Distribution Co.
Statement of Cash Flows
Year Ended December 31, 2017

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	20,366
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for losses on receivables		15
Deferred taxes		786
(Increase) decrease in operating assets		
Net receivables from customers		(317)
Fees receivable from affiliated funds		(905)
Deposits with clearing organizations		(100)
Fees receivable from non-affiliated funds		(769)
Receivable from affiliate		39
Net receivable from clearing organizations		407
Tax receivable		(102)
Securities owned, at market value		2,308
Cash segregated in compliance with federal and other regulations		(5)
Other assets		(51)
Increase (decrease) in operating liabilities		
Distribution fees payable		900
Payable to parent		(182)
Payable to affiliates		971
Payable to clearing organizations		78
Accrued soft dollars		(3,312)
Other liabilities		(151)
Total adjustments		(390)
Net cash provided by operating activities		19,976
Cash flows from financing activities		
Payment of dividends		(20,000)
Net cash used in financing activities		(20,000)
Net decrease in cash		(24)
Cash		
Beginning of year		400
End of year	$	376
Supplemental disclosure of cash flow information		
Taxes paid	$	3

The accompanying notes are an integral part of these financial statements.